CTDC to Acquire Majority Interest in On-Grid Solar Power Station Business

HONG KONG — October 27, 2009 — China Technology Development Group Corporation (Nasdaq: CTDC; “CTDC” or “the Company”), a growing integrated clean energy group based in China to provide solar energy products and solutions, today announced that the Company has entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with China Technology Solar Power Holdings Limited (“CTSPHL Group”) and its direct and indirect shareholders to acquire a 51% equity interest and become the major shareholder of CTSPHL Group.

CTSPHL Group, through its wholly-owned subsidiary, is developing a 100MW grid-connected solar power plant project located in Delingha City of Qaidam Basin in Qinghai Province, Northwestern China (the “Delingha 100MW Solar Project”). Upon closing of the acquisition, the Company and CTSPHL Group will jointly develop the Delingha 100MW Solar Project. CTDC believes that its co-development of the Delingha 100MW Solar Project will further its goal of becoming an integrated solar company with strong capabilities in designing, building and operating solar power plants.

CTSPHL Group has obtained a 25-year operating license from the Qinghai Provincial Development and Reform Commission for the first phase of the Delingha 100MW Solar Project, consisting of 10MW. Construction commenced on the first phase on 28th September 2009 and is expected to be completed by the end of 2010.

Warm congratulations on the project commencement were received from Liaison Office of the Central People’s Government in Hong Kong S.A.R, and Mr. Shi Dinghuan, Counselor of State Council of the PRC and Director General of Chinese Renewable Energy Association. Mr. Shi commented, “China’s new energy industry is only at its beginning stage. We really welcome more overseas companies to work together with local PV companies to grow and strengthen the new energy sector.”

’’We are very pleased to become a controlling shareholder of CTSPHL Group. This marks a significant step that CTDC has made to enter into the solar power station arena and become one of the first overseas listed Chinese companies to hold an operating license from Chinese government to operate on-grid solar power stations in China,” commented by Mr. Alan Li, Chairman and CEO of the Company. “The Chinese government has been very supportive of the development of renewable energy. Chinese President Hu Jintao listened to our project briefing in March in Beijing with great interest. He highly praised our endeavor in solar plant development. On September 22, 2009, President Hu reiterated China’s goal of reaching 15% renewable energy by 2020 at the UN climate summit in New York.”

Mr. Li further commented, “In response to President Hu’s call for a greener and cleaner environment, we are greatly honoured to undertake the responsibility and looking forward to closely cooperating with CTSPHL Group and Qinghai local governments. We are committed to making the Qaidam Basin a leading solar power plant base in the world.”

About CTDC:
CTDC is a growing integrated clean energy group based in China to provide solar energy products and solutions. CTDC’s major shareholders include China Merchants Group (http://www.cmhk.com), a state-owned conglomerate in China, and Beijing Holdings Limited, the largest offshore subsidiary established by Beijing Municipal Government.

For more information, please visit our website at http://www.chinactdc.com.

Forward-Looking Statement Disclosure:
Certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Because these forward-looking statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2008 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. CTDC does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.